

Mail Stop 3030

June 4, 2010

Zsolt Rumy
Chairman of the Board,
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

   Re: Zoltek Companies, Inc.
     Form 10-K for the fiscal year September 30, 2008
     Letter Dated May 5, 2010
     File No. 0-20600

Dear Mr. Rumy:

  We have reviewed your letter and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008
Item 1. Business

1. We are unable to agree with your analysis provided in response to prior comments 1 and 2 especially given: (1) sales to Vestas Wind Systems represent 54% of your sales for the fiscal year ended September 30, 2009 compared to 40% of your sales for the fiscal year ended September 30, 2008; (1) sales to Gamesa Group represent over 10% of your net sales for the fiscal years ended September 30, 2009 and September 30, 2008; and (3) your public announcement on May 11, 2010 regarding Vestas Wind Systems. Please file as exhibits your agreements with Vestas Wind Systems and Gamesa Group.

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3314 if you have any questions.

Sincerely,

Daniel Morris
Special Counsel